Exhibit 99.2

FIVERR INTERNATIONAL LTD. 8 ELIEZER KAPLAN STREET TEL AVIV 6473409, ISRAEL
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Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:	KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.
FIVERR INTERNATIONAL LTD.
The Board of Directors recommends you vote FOR the following proposals:
1.
To re-elect each of Adam Fisher and Nir Zohar as Class II directors, to serve until the Company’s annual general meeting of shareholders in 2024, and until their respective successors are duly elected and qualified.

	Nominees:		For	Against	Abstain				For	Against	Abstain
	1a.	Adam Fisher	☐	☐	☐	3.	To approve an amendment to the Company’s Compensation Policy for executive officers and directors.		☐	☐	☐
	1b.	Nir Zohar	☐	☐	☐
2.	To approve an amendment to the compensation terms of the Company’s non-executive directors and a one-time equity grant to each of Ron Gutler, Gili Iohan and Nir Zohar.		☐	☐	☐				Yes	No
							3a.	Are you a controlling shareholder of the Company or do you have a personal interest in the approval of Proposal 3, as such terms are defined in the Proxy Statement?	☐	☐

			Yes	No
	2a.	Are you a controlling shareholder of the Company or do you have a personal interest in the approval of Proposal 2, as such terms are defined in the Proxy Statement?	☐	☐
If your interest arises solely from the fact that you hold shares in the Company, you would not be deemed to have a personal interest, and should mark "No."

(Please note: If you mark "Yes" or leave this question blank, your shares will not be voted for Proposal 3).

If your interest arises solely from the fact that you hold shares in the Company, you would not be deemed to have a personal interest, and should mark "No."

(Please note: If you mark "Yes" or leave this question blank, your shares will not be voted for Proposal 2, if Proposal 3 is not approved).

									For	Against	Abstain
						4.	To approve an amendment to the indemnification agreements for directors and executive officers.		☐	☐	☐

5.
To re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2021 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.
									☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Proxy Statement is available at www.proxyvote.com.

FIVERR INTERNATIONAL LTD.
Annual General Meeting of Shareholders
To be held October 19, 2021
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Micha Kaufman, chief executive officer, and Gurit Kainnan-Vardi, general counsel of the Company, or either of them, as proxies, each with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares ofFIVERR INTERNATIONAL LTD. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 4:00 PM (Israel time) on October 19, 2021, at the Company's headquarters at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations, provided, however, that in the case of Proposal 3 and Proposal 2, if Proposal 3 is not approved, only if the accompanying Items 3A or 2A, respectively, are also completed.

Continued and to be signed on reverse side